EXHIBIT 99.2

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Second Quarter Ended June 30, 2014

Suite 902 – 170 University Avenue, Toronto Ontario M5H 3B3
Tel: 416-766-2804   Toll free: 1-866-365-4706 Fax: 604-623-3355
E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

TABLE OF CONTENTS

INTRODUCTION	3
DEFINITIONS	3
COMPANY OVERVIEW AND STRATEGY	4
HIGHLIGHTS	4
THE NEW PEA	6
ABORIGINAL CONSULTATIONS	8
OTHER RED LAKE PROJECTS	8
UNITED STATES EXPLORATION	9
CORPORATE DEVELOPMENTS	9
QUALIFIED PERSONS AND QUALITY ASSURANCE	10
RISKS AND UNCERTAINTIES	11
OPERATING RESULTS	11
USE OF PROCEEDS FROM FINANCINGS	13
SUMMARY OF QUARTERLY RESULTS (unaudited)	13
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	14
CASH FLOWS	14
FINANCIAL INSTRUMENTS	15
OFF-BALANCE SHEET ARRANGEMENTS	16
PROVISION FOR CLOSURE AND RECLAMATION	16
COMMITMENTS AND CAPITAL LEASE OBLIGATIONS	16
TRANSACTIONS WITH RELATED PARTIES	18
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES	18
NEW ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS	20
OUTSTANDING SHARE DATA	20
INTERNAL CONTROL OVER FINANCIAL REPORTING	20
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	22
ADDITIONAL INFORMATION	22
FORWARD-LOOKING STATEMENTS	22
APPROVAL	23

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated August 7, 2014, includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the three months ended June 30, 2014. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2013 and the accompanying MD&A for the year ended December 31, 2013. Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward-looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, statement of comprehensive loss, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian-based company that is focused on the acquisition, exploration and development of gold deposits. The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and other land packages in Nevada and Utah, United States. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the Securities and Exchange Commission (“SEC”) in the United States. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Canada under the symbol ‘RMX’ and on the NYSE MKT Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms are used in this MD&A:

“F2 Gold System” is a gold mineralized system located at the Phoenix Gold Property composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 m (3,937 ft) and a depth extent of 1,650 m (5,413 ft) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 m (approximately 5,000 ft) and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold System is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“New PEA” means the amended and restated National Instrument 43-101 technical report titled “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario”, prepared by SRK Consulting (Canada) Inc., dated effective June 25, 2013 and filed on SEDAR on February 28, 2014.0F1

1 See New PEA Cautionary Statements on page 6.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

“Phoenix Gold Project” or the “Project” means project activities associated with the Phoenix Gold Property.

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six km north of the operating Red Lake Gold Mine, hosting the F2 Gold System.

COMPANY OVERVIEW AND STRATEGY

Rubicon is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine and has mineral property interests located near the Nevada-Utah border in the United States. Rubicon’s common shares are listed on the NYSE MKT (RBY), with its common shares and warrants listed on the Toronto Stock Exchange (RMX and RMX.WT, respectively).

Rubicon is well into the development of its 100%-wholly owned Phoenix Gold Project in Red Lake, Ontario. In 2013, the Company delivered an improved updated mineral resource estimate, with indicated resources totaling 1.129 million ounces of gold based on 4.12 million tonnes grading 8.52 g/t Au and inferred resources totaling 2.219 million ounces of gold based on 7.45 million tonnes grading 9.26 g/t Au.

The Company delivered a positive New PEA with an effective date of June 25, 2013 and an issue date of February 28, 2014. In the New PEA, the Phoenix Gold Project would potentially generate an after-tax IRR and NPV of 27% and $531 million, respectively, based on a gold price assumption of $1,385 per ounce.

Rubicon’s strategy is to potentially become a mid-tier gold producer through the construction and development of the Phoenix Gold Project and increase the mineral resources through further exploration on its extensive Red Lake and Nevada-Utah land packages.

HIGHLIGHTS

Phoenix Gold Project - Development Highlights

Phoenix Gold Project development milestones achieved as at June 30, 2014 include:

•
Shaft sinking was completed in late 2013 to a total shaft depth of 730 m below surface.  The sinking buckets have been removed and replaced by 10-tonne skips and underslung cages; construction of the 337-metre level loading pocket was completed and is operational. The 685-metre level loading pocket construction is in progress;

•
Lateral and vertical development is progressing on the 122-, 183-, 244-, 305-, and 610- and 685- metre levels. The pilot raise for het main ventilation is nearing completion. An exploration drift on the 244-metre level, parallel to the deposit, is being developed;

•	Head frame ore bin construction is completed and exterior cladding installation commenced at the end of June. Construction of the crushed ore bin is progressing well;

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

•
Work is substantially complete on the concrete foundations for significant mill equipment located outside of the confines of the enclosed mill building. The elution plant was installed and piping and electrical work is in progress;

•	The “Actiflo” waste water treatment equipment installation has been completed and the system commissioned;

•
Work on earthworks required to establish the tailings management facility (“TMF”) and perimeter collection ditching required to allow start-up of future mineral processing activities in compliance with legislated permits is near completion;

•	Mill construction activities have increased in the quarter with preparations for additional shifts in July to support increased structural and mechanical work;

•	Signed favourable master lease agreement for required underground mobile equipment; and

•	Commenced recruiting of underground team to replace contractors with the expectation of increasing advance rates and reducing unit costs.

Construction and Development Update

Construction activity on the Phoenix Gold Project continues to progress toward potential production. The Company believes that the completion of the equity financing, gold stream transaction and flow-through equity financing (see “Corporate Developments” section for more details) provides the Company with sufficient funding to complete the Project to potential production. As of July 1, 2014, the capital cost estimate to complete the Phoenix Gold Project is approximately $158 million, on a go-forward basis. In addition to Phoenix Gold Project costs, the Company also intends to spend approximately $6 million on exploration and $4 million on corporate related costs for the balance of 2014. The target for the commencement of potential production is mid-2015, based on current knowledge and planning by management of the Company.

Crown Pillar Geotechnical Study

In January the Company conducted a geotechnical drilling program from the ice surface to confirm and test the structure, rock permeability and rock strength of the crown pillar. Following the drill program, we commenced a crown pillar study to determine the final dimensions of the crown pillar. The resource contained in vicinity of the crown pillar is of a higher grade than the average resource grade.

Exploration

The Company is undertaking a 38,000 m infill drilling program designed to convert a portion of the inferred mineral resource ounces to the indicated category, indicated mineral resource ounces to measured category and to potentially add inferred mineral resource ounces to the known mineral resource. The Company is nearing completion of an exploration drift on the 244 level, parallel to the deposit, to advance the infill drilling program underground.  The exploration drift will provide a proper platform for the sectional based drilling program.  This platform will also assist the geological interpretation as we continue to drill the deposit.  Rubicon has completed a total of 74 holes for 13,398 m of drilling June 30, 2014.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Drill assay highlights include hole GT-2014-07 that returned 14.19 gpt gold over 6.8m and hole GT-2014-08 that returned 10.52 gpt gold over 8.0m.  Details of historical drilling results are available on the Company’s web site at www.rubiconminerals.com. Gold mineralization has been intersected over an interpreted strike length of 1,243 m and to a vertical depth of 1,650 m and remains open along strike and at depth.

Updated Mineral Resource Estimate

Rubicon commissioned SRK Consulting (Canada) Inc. (“SRK”) to conduct an updated mineral resource estimate and optimization study.  The updated mineral resource was completed as part of the New PEA2 and is discussed under the heading “The New PEA” below.  The updated mineral resource estimate includes approximately 116,000 m of core drilling completed from mid-2011 to November 1, 2012, approximately 90% of which was infill drilling of known areas.

THE NEW PEA1F2

On June 25, 2013 the Company announced positive results and highlights from a PEA and an updated mineral resource estimate completed by SRK for the F2 Gold System, which comprises part of the Company’s flagship Phoenix Gold Project, located in Red Lake, Ontario. A technical report documenting the PEA was filed on SEDAR on August 9, 2013 in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The PEA filed on August 9, 2013 was superseded in full by the New PEA2 dated effective June 25, 2013 and filed on SEDAR on February 28, 2014. The report can be viewed at www.sedar.com, www.sec.gov/edgar.shtml and the Company’s website at www.rubiconminerals.com. The summary below does not take into account the review by the Company of planned construction schedules.

New PEA Cautionary Statements

Readers are cautioned that the New PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the inferred mineral resources will be converted to the measured and indicated categories, that the indicated mineral resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the New PEA and updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The quantity and grade of reported inferred mineral resources in the New PEA and this MD&A are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Readers are cautioned that the projected mining method, potential production profile and mine plan referred to in the New PEA and this MD&A are conceptual in nature and additional technical studies

2 See New PEA Cautionary Statements below.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

will need to be completed in order to fully assess their viability.  There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

The New PEA2F3 Highlights:

●
On a go-forward basis, using a gold price of US$1,385 per oz., the Phoenix Gold Project base case demonstrates an after-tax internal rate of return3F4 (“IRR”) of 27.0% and a 5% discounted after-tax net present value4 (“NPV”) of $531.0 million; on a pre-tax basis, IRR and NPV are 28.7% and $650.0 million, respectively;

●	Total life of potential mine (“LOM”) projected gold production of 2.19 million ounces, an 18.0% increase over the previous conceptual production plan3;

●	Average annual LOM projected gold production is 165,300 ounces, production is expected to peak at 242,000 ounces in year 2022;

●	The primary projected mining method is intended to be longhole stoping (“longhole”); 90% of the LOM production is planned to come from longhole stopes and 10% from cut-and-fill mining;

●	Average grade of mill feed is 8.1 g/t Au at a cut-off grade of 5.0 g/t Au; external dilution of 15% was applied to the conceptual mine plan, plus internal dilution of 26%;

●
Average LOM cash operating cost4F5 is $629 per recovered ounce or $151 per tonne; including a 1.5% royalty5F6 the average LOM total cash operating cost is $651 per recovered ounce of gold or $156 per tonne;

●	Average LOM all-in sustaining cash costs6F7 are $845 per ounce or $203 per tonne;

●	Average annual post-tax cash flow from operations is $69.0 million;

●	Average daily LOM throughput is approximately 1,900 tonnes per day (“tpd”).

3	See New PEA Cautionary Statements on page 6.

4
Based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a CAD/USD consensus exchange rate of 1.05:1.00 (Source: Bloomberg $CDN/$US FX Forecast 2013 through 2017, as of June 18, 2013).

5	Cash operating costs include mining and development costs only and exclude royalties, gold streams, all capital costs, exploration and corporate overheads.

6	Assumes Rubicon exercises its right to purchase a 0.5% from the 2.0% NSR that Franco-Nevada Corporation currently owns in respect of the Phoenix Gold Project water claims for US$675,000.

7
All-in sustaining cash costs include operating costs, royalties and sustaining capital and do not include any pre-production capital expenditures, allocation of estimated corporate overhead costs or exploration costs. The cost of the gold stream transaction with Royal Gold is not included in this number.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

The Company believes the new proposed mining methods considered in the New PEA7F8 will most efficiently exploit the F2 deposit. The implementation of the new proposed methods will, however, increase the capital cost of developing the Project.

Updated Phoenix Gold Project Mineral Resource Estimate Highlights8:

●	Increased indicated mineral resources by 111% to 1.129 million ounces of gold in 4.12 million tonnes grading 8.52 g/t Au using a 4.0 g/t Au cut-off grade;

●	Block model demonstrates substantial continuity of mineralization and an average horizontal thickness of 7.8 m (based on 4.0 g/t Au cut-off estimated using tonne weighted average thickness per level);

●	Reported inferred mineral resources8 of 2.219 million ounces of gold on 7.45 million tonnes grading 9.26 g/t Au using a 4.0 g/t Au cut-off grade; and

●	Updated mineral resource estimate includes approximately 116,000 m of additional drilling (90% infill) since the 2011 mineral resource estimate.

Recommendation from SRK and Continuing Studies

SRK determined that the results of the New PEA8 support the continued advancement of the Phoenix Gold Project and work related to further technical studies. No production decision has been made at this time. Such a decision, if reached, will require such additional technical studies and ongoing evaluation by Rubicon of the construction and development of the Phoenix Gold Project and would not be based solely on the New PEA8.

ABORIGINAL CONSULTATIONS

Consultations are ongoing with local First Nation and Métis communities. In December of 2012, Wabauskang First Nation (“WFN”) brought an application for judicial review of the approval of the Company’s Production Closure Plan.  A three-way hearing was held at the Ontario Divisional Court to hear the application for judicial review on April 15-17, 2014.  Results of this hearing are pending.  The Company is vigorously defending its Production Closure Plan. This application has not affected any construction or development activity at the Phoenix Gold Project.

OTHER RED LAKE PROJECTS

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake area which were acquired for their high geological potential to host gold mineralization. Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these additional properties has been temporarily put on hold, however the Company considers these projects to be of strategic importance for future exploration. The Company is continuing the geological compilation studies on several of its Red Lake projects to identify targets for future exploration programs.

8 See New PEA Cautionary Statements on page 6.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

UNITED STATES EXPLORATION

Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

West Kirkland Mining Inc. (“West Kirkland”) holds an option over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15.0 million over four years. West Kirkland completed its first year commitment of US$2.0 million of exploration in 2012. On January 23, 2013, to allow for effective completion of annual work programs, the effective date of the option agreement for the annual work commitment was extended from June 23rd to December 31st of each year. In consideration of the current market conditions, on October 16, 2013 Rubicon granted West Kirkland a one year deferral of the annual earn-in expenditure commitments in exchange for 1,000,000 shares of West Kirkland. West Kirkland has advised that they have spent US$1.1 million of the US$3.0 million year 2 earn-in expenditures, which are to be completed by December 31, 2014 (revised year 2 commitment date).

CORPORATE DEVELOPMENTS

Gold Stream Facility with Royal Gold Inc.

On February 10, 2014, the Company signed a Gold Stream Facility (the “Stream Facility”) with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”) pursuant to which the Company agreed to sell an equivalent of 6.30% of future gold production from the Phoenix Gold Project to Royal Gold to a maximum of 135,000 ounces of gold and then 3.15% thereafter.  In consideration, Royal Gold will pay US$75.0 million to the Company as a deposit on the purchase price. As at June 30, 2014 the Company has received US$10.0 million of the deposit upon the execution of the agreement and US$20.0 million of the deposit upon closing of the agreement. Rubicon expects to receive the remaining US$45 million of the deposit in instalments at spaced intervals during construction of the Phoenix Gold Project. Payment of the final instalments is contingent upon the Company meeting construction completion targets for the Phoenix Gold Project.

Upon delivery of gold to Royal Gold, Royal Gold will pay the current market price on the first 135,000 ounces by way of allocation of the deposit to satisfy 75% of the payment. In addition the Company will receive a cash payment equal to 25% of the spot gold price for each delivery. After the deposit has been drawn down to nil, Royal Gold will make a cash payment for all future gold deliveries equal to 25% of the spot gold price.

After 40 years any balance remaining unpaid relating to the deposit shall be refunded to Royal Gold.

Repayment of the deposit is secured against the assets of the Phoenix Gold Project. Rubicon has the right to raise up to US$100.0 million of debt financing that will rank in priority to the Gold Stream Facility deposit. In the event that Royal Gold’s interest is subordinated to more than US$50.0 million of debt, Royal Gold’s additional cash payments for gold deliveries will be reduced from 25% of market price by 5.4% multiplied by the amount of the senior debt outstanding and drawn in excess of US$50.0 million divided by US$50.0 million.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Public Offering

On March 12, 2014, the Company closed a public offering and issued 74,290,000 units consisting of one common share of the Company (“Share”) and one half of one common share purchase warrant (“Warrant”) at a price of $1.55 per unit (“Unit”) for total gross proceeds of $115,149,500.  Each whole Warrant gives the holder the right to purchase one Share in the Company for a price of $2.00 per Share, exercisable up to and including March 12, 2015. The proceeds are inclusive of an overallotment option that was fully exercised on closing.

Share issue costs were $7,820,000 including an underwriter’s commission of 5% of the gross proceeds.

Flow Through Offering

On July 23, 2014, subsequent to the end of the quarter the Company closed a public Flow-Through Share offering of 7,060,000 shares at a price of $1.70 a share for total gross proceeds of $12,002,000.  Share issue costs for this offering are expected to be approximately $750,000 including an underwriter’s commission of 5% of the gross proceeds.  The gross proceeds from the Offering will be used to incur eligible Canadian Exploration Expenses.

Appointment of Chairman of the Board

The Company appointed David R. Beatty, C.M., O.B.E., as Chairman of the Board of Directors as of June 25, 2014.   Mr. Beatty brings 35 years of experience as a Director, having served on the boards of over 30 public and private corporations.

Appointment of Vice President Exploration

The Company appointed Howard Bird as Vice President Exploration as of July 3, 2014.  Mr. Bird brings over 25 years of diverse experience in the public mineral resource sector, including over 15 years at the executive management level.

Resignation of Director

Chris Bradbrook resigned from the Company’s Board of Directors effective May 6, 2014.

QUALIFIED PERSONS AND QUALITY ASSURANCE

Phoenix Gold Project drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals, a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

The content of this MD&A relating to the New PEA8F9 has been read and approved by SRK staff including Mr.  Sébastien Bernier, P.Geo., Principal Consultant (Resource Geology), Mr. Glen Cole, P.Geo., Principal Consultant (Resource Geology), Mr. Dan Hewitt, P. Eng., Principal Consultant (Mining) and Mr. Stephen Taylor P. Eng., Principal Consultant (Mining) and Mr. Pierre Roy, ing., P. Eng., of Soutex Inc., all independent Qualified Persons as defined by NI 43-101. The New PEA9 was prepared by SRK with metallurgical and processing contributions from Soutex Inc. Individual contributing authors are Mr. Sébastien Bernier, Mr. Glen Cole, Mr. Stephen Taylor, and Mr. Dan Hewitt of SRK and Mr. Pierre Roy ing., P. Eng., of Soutex Inc. All are independent Qualified Persons as defined by NI 43-101.

Phoenix Gold Project operations, including engineering studies and ongoing development are currently supervised and verified by, and except with respect to the third party prepared New PEA9, any operating technical data disclosed in this MD&A has been verified by, and the technical operating disclosures in this MD&A, have been approved by Daniel Labine, P. Eng., Vice President Operations for Rubicon, a Qualified Person as defined in NI 43-101.

Mark Ross, B.Sc., P. Geo., Chief Mine Geologist for the Company, is a Qualified Person and an employee of the Company and has reviewed and approved the disclosure of technical and scientific information included in this MD&A.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form (“AIF”), dated March 24, 2014, for the year ended December 31, 2013, on file at www.sedar.com and www.sec.gov/edgar.shtml.

OPERATING RESULTS

Three Months ended June 30, 2014 compared to the Three Months ended June 30, 2013

For the three months ended June 30, 2014, the Company had a net loss of $2.96 million and a net loss per share of $0.01 compared to a net loss of $1.45 million and a net loss per share of $0.01 for the three months ended June 30, 2013, an increased loss of $1.51 million. Other comprehensive income for the three months ended June 30, 2014 was $0.25 million compared to other comprehensive loss of $0.05 million for the prior year comparative period, an increase of $0.30 million. Comprehensive loss for the three months ended June 30, 2014 was $2.71 million compared to comprehensive loss of $1.50 million for the prior year comparative period, an increase of $1.21 million.

Significant factors in line items that caused the change in net loss and comprehensive loss for the three months ended June 30, 2014 were as follows:

•	Salaries and benefits increased by $0.36 million due to addition of administrative staff required to support ongoing operations.

9 See New PEA Cautionary Statements on page 6.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

•
The Company experienced a fair value loss in the current period of $1.16 million relating to movement in the fair value of the recently completed Gold Stream Facility. The Company is required to record this liability at fair value at the end of each reporting period and changes in forecasted gold prices, interest rates, and accretion will cause fair value adjustments. No such gain or loss was recognized in the comparable period of the prior year as the facility was entered into during the first quarter of 2014.

•
Share-based compensation costs increased by $0.57 million as the number of stock options issued in the current quarter was significantly higher than the prior comparative period. In addition, expense was incurred with the increased liability for Stock Appreciation Rights in the current year compared to a decrease in the liability in the prior year.

•	Consulting and professional fees decreased by $0.4 million due to legal expenses declining in the current year.

•	Other comprehensive income increased by $0.29 million on fair value adjustment of available for sale financial instruments reflecting an increase in market value of investments in the quarter.

Six Months ended June 30, 2014 compared to the Six Months ended June 30, 2013

For the six months ended June 30, 2014, the Company had a net loss of $7.27 million and a net loss per share of $0.02 compared to a net loss of $3.06 million and a net loss per share of $0.01 in the six months ended June 30, 2013, an increased loss of $4.21 million.  Other comprehensive income for the period was $0.31 million compared to other comprehensive loss of $0.14 million for the prior comparative period, an increase of $0.45 million. Comprehensive loss for the six months ended June 30, 2014 was $6.96 million compared to comprehensive loss of $3.21 million for the prior year comparative period, an increased comprehensive loss of $3.75 million.

Significant factors in line items that caused the increase in net loss for the six months ended June 30, 2014 were as follows:

•	Consulting and professional fees increased by $1.70 million as a result of advisory and professional fees incurred in connection with the Gold Stream Facility.

•
The Company experienced a fair value loss in the current period of $1.14 million relating to movement in the fair value of the recently completed Gold Stream Facility. The Company is required to record this liability at fair value at the end of each reporting period and changes in forecasted gold prices, interest rates, and accretion will cause fair value adjustments. No such gain or loss was recognized in the comparable period of the prior year as the Facility was entered into during the first quarter of 2014.

•
Salaries and benefits increased by $0.83 million due to addition of administrative staff required to support ongoing operations combined with payment of variable compensation in the current year that was not applicable in the comparable period of the prior year.

•
Interest and other income decreased by $0.28 million during the six months ended June 30, 2014 as average invested cash balances were lower in the current year as recent financings were not completed until part way through the current period.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

•
Share-based compensation costs increased by $0.39 million compared to the six months ended June 30, 2013 as the number of options issued in the current period increased compared to the prior comparative period. In addition, expense was incurred with the increased liability for Stock Appreciation Rights in the current year compared to a decrease in the liability in the prior year.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to June 30, 2014
February 29, 2012 Public Offering
$192.0 million net proceeds: $181.0 million for development of the Phoenix Gold project and $11.0 million for exploration and general working capital.	$178.0 million has been expended, as committed, on the Phoenix Gold Project, to June 30, 2014, and $7.7 million has been expended for exploration and working capital purposes.
March 12, 2014 Public Offering
$107.5 million in net proceeds; $93.5 million to be used for development of the Phoenix Gold project and $14.0 million for exploration and general working capital.	No money from this offering has been committed as of June 30, 2014

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following results are based on IFRS in Canadian dollars.

	2014 Second Quarter	2014 First Quarter	2013 Fourth Quarter	2013 Third Quarter	2013 Second Quarter	2013 First Quarter	2012 Fourth Quarter	2012 Third Quarter
	$	$	$	$	$	$	$	$
Interest and other income	575	235	299	371	506	586	676	684
(Gain) loss on sale of investments	-	-	-	(2)	-	7	-	130
Net loss	2,959	4,308	2,081	3,038	1,450	1,613	2,976	3,504
Basic and fully diluted net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased office administration costs to support an expanding exploration and development program. Other factors generally causing significant variations in results between quarters include share-based compensation, fair value adjustments on the gold stream facility, gain or loss on sale of investments and mineral property option payments received in excess of property costs. These other factors do not have identifiable trends.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $149.1 million at June 30, 2014 compared to $58.5 million at December 31, 2013. Working capital increased in the current year by $90.6 million, primarily due to parital proceeds received from the Gold Stream Facility and equity financing during the first quarter, partially offset by development expenditures, and other costs incurred during the year.  As noted under the Corporate Developments heading, the Company expects to receive an additional US$45 million relating to the Gold Stream Facility with Royal Gold over the remaining construction period at the Phoenix Gold Project.

On July 23, 2014, subsequent to the end of the quarter the Company closed a public Flow-Through Share offering of 7,060,000 shares at a price of $1.70 per share for total gross proceeds of $12.0 million.  Share issue costs for this offering are expected to be approximately $.8 million including an underwriter’s commission of 5% of the gross proceeds. The gross proceeds from the Offering will be used to incur eligible Canadian Exploration Expenses.

The financing transactions are expected to provide sufficient capital to fund the remaining construction activity of the Phoenix Gold Project to potential production.

As previously noted, as of June 30, 2014, the capital cost estimate to complete the Phoenix Gold Project to potential production is approximately $158.0 million, on a go-forward basis.

CASH FLOWS

Three Months ended June 30, 2014 compared to the Three Months ended June 30, 2013

For the three months ended June 30, 2014, the Company had net cash outflows of $27.3 million compared to net cash inflows of $49.0 million in the three months ended June 30, 2014, an increase in outflows of $76.3 million. Maturity of temporary investments totaling $70.2 million during the three months ended June 30, 2013 was the largest contributing factor to the change.

Operating Activities

Net cash used in operating activities was $3.1 million for the three months ended June 30, 2014 compared with net cash from operating activities $0.4 million for the comparative period representing an increase of net cash outflow of $3.5 million. $2.5 million of the increased outflow relates to changes in non-cash working capital, $0.8 million due to a reduction in interest received and the balance is attributable to the increased net loss.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Investing Activities

$22.9 million of net cash was used in investing activities for the three months ended June 30, 2014, compared with net cash from investing activities of $48.7 million for the three months ended June 30, 2013, a difference between periods of $71.6 million. The change was due to temporary investments of $70.2 million maturing in the three months ended June 30, 2013.

Financing Activities

Financing activities used $0.2 million of cash in the three months ended June 30, 2014 was comparable to the prior year quarter.

Six Months ended June 30, 2014 compared to the Six Months ended June 30, 2013

For the six months ended June 30, 2014, the Company had net cash inflows of $104.5 million compared to net cash inflows of $49.4 million for the six months ended June 30, 2013. The higher net cash inflow in the current year is due to the cash inflows resulting from the proceeds of financings noted above.

Operating Activities

Net cash used in operating activities was $3.8 million for the six months ended June 30, 2014 compared to net cash used of $3.4 million for the six months ended June 30, 2013. The $0.4 million increase in net cash used relates to the increase in net loss for the period of $4.2 million and a $0.7 million decrease in interest received partially offset by an increase in changes in non-cash working capital of $3.0 million and a fair value adjustment of $1.1 million relating to the gold stream facility.

Investing Activities

The Company’s net cash was decreased by $31.0 million through investing activities during the six months ended June 30, 2014 compared to an increase in net cash of $51.9 million during the six months ended June 30, 2013. The difference of $82.9 million is primarily attributable to only $10.0 million of net proceeds from longer term guaranteed investment certificates (“GIC”) maturing in the current period compared to net maturities in longer term GICs investments of $94.8 million in the prior year. The Company also realized a $3.9 million cash inflow in the current year related to the release of restricted cash. There was no inflow related to restricted cash in the comparable period of the prior year. These inflows were offset by investments in Exploration and Evaluation assets as well as Property Plant and Equipment in the both comparable periods, as the Company continued to develop the Phoenix Gold project.

Financing Activities

Net cash from financing activities was $140.5 million during the six months ended June 30, 2014 compared to $0.8 million during the six months ended June 30, 2013. The increase of $139.7 million primarily relates to the proceeds received from the  equity financing net of costs of $107.3 million and partial proceeds received from the Gold Stream Facility entered into during the period ended June 30, 2014 of $33.3 million.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in Notes 2(c), 3 and 13 to the financial statements. Overall, the Company’s most significant risk exposure relates to its cash and short-term cash investment balances.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
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The Company’s paramount concern with respect to these balances is preservation of capital and therefore, during the period, authorized investments were restricted to instruments guaranteed by the Government of Canada or a Province of Canada or high-grade money market instruments guaranteed by any of the five largest Canadian banks.

The Company entered into a Gold Stream Facility during the quarter as described herein under the section “Significant accounting judgments and sources of estimation uncertainty”.  Calculation of the Gold Stream Facility fair value is subject to risks and uncertainties related to variables contained in the Company’s valuation model. Management seeks to mitigate these risks in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, other than the future receipts and obligations expected from the Gold Stream Facility outlined in Note 13 to the Financial Statements.

PROVISION FOR CLOSURE AND RECLAMATION

The Company has an obligation to close and rehabilitate the Phoenix Gold Project site upon its abandonment.

As of June 30, 2014, the Company has deposited a total of $3.4 million (2013 - $3.1 million) with the Ontario Ministry of Northern Development and Mines (“MNDM”) as assurance for closure costs of current disturbances.

The estimated closure costs of the Phoenix Gold project based on the year-end condition of the site were inflation adjusted to the estimated date of site remediation, which is 16 years from June 30, 2014, and then discounted back to the year-end using an estimate of the risk-free rate of 2.24%. The provision for closure and reclamation was increased to the current value of the future liability, amounting to $3.0 million (2013 - $2.8 million) with the increase, after accretion of the discount of the prior estimate, debited to exploration and evaluation assets.

COMMITMENTS AND CAPITAL LEASE OBLIGATIONS

At June 30, 2014, the Company has the following contractual, capital and operating lease and rental commitments:

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Gold Stream Facility (1)	$33,137	Nil	Nil	Nil	$33,137
Capital (Finance) Lease Obligations	$564	$162	Nil	$402	Nil
Lease and Rental Obligations	$380	$108	$272	Nil	Nil
Purchase Obligations	$61,927	$61,851	$76	Nil	Nil
Other Long-Term Contractual Obligations reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$96,008	$62,121	$348	$402	$33,137
(1)See “Gold Stream Facility with Royal Gold Inc.” within the Corporate Developments heading for further discussion of this obligation.

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

TRANSACTIONS WITH RELATED PARTIES

Legal Services

David R. Reid was a director of the Company and partner at a law firm the Company has engaged to provide legal services. For the three and six months ended June 30, 2014, the Company incurred legal fees with this firm of $0.1 million and $0.9 million (2013 - $0.4 million and $0.7 million), which are recorded within consulting and professional fees and share issue costs in the Company’s financial statements. As at June 30, 2014, this law firm was owed $0.8 million (2013 - $0.8 million). All of these transactions were recorded at their fair value amounts and incurred in the normal course of business. As Mr. Reid did not stand for re-election to the Company’s Board of Directors, he ceased to be a Director on June 25, 2014 and will not be considered a related party going forward.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the December 31, 2013 annual consolidated financial statements. The Company considers the following judgments and estimates to be most critical in understanding its financial results:

Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Estimates of the future price of gold pose a significant risk to the valuation of the Phoenix Gold Project and the impairment review of carrying values as described below.

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty and, as such, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at June 30, 2014, management of the Company determined that the volatile price of gold, escalating costs in the industry and the Company’s depressed share price that has resulted in a market capitalization below the

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

carrying amount of the Company’s net assets, constituted impairment indicators and we therefore completed an impairment assessment for the Phoenix Gold Project that included an estimate of the Project’s value in use.

Key assumptions incorporated in the impairment model included the following:

•	Gold price: US$1,300/oz.
•	Life of Mine gold head grade: 8.06 grams/tonne
•	Life of Mine average operating costs: $154 /tonne ore milled
•	Canadian / US dollar exchange rate: 1.05
•	Production volume and recoveries as indicated in the Company’s Technical Report filed on SEDAR February 28, 2014
•	Discount rate: 5%

Management’s impairment evaluation did not result in the identification of an impairment loss as of June 30, 2014. Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade, and estimated operating costs, that differ from current projections, and increases to estimated capital costs might trigger an impairment that could be material.

Financial liabilities at fair value through profit and loss

As discussed in Note 13 to the Financial Statements- Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold on February 10, 2014. The Company has reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the Company has concluded that the agreement represents an embedded derivative within a host debt instrument (purchase and sale agreement for gold). As the entire hybrid contract meets the criteria for treatment as a financial liability through profit and loss, the Company has designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change due to movement in USD/CAD exchange rate as the liability is incurred in USD
•	Change in the risk free interest rate
•	Change in the Company specific credit spread
•	Change in any expected gold ounces to be delivered
•	Change in forward gold price forecast

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

NEW ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS

New Standards Not Yet Adopted

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

In November 2013, the IASB issued the hedge accounting section of IFRS 9, as well as two amendments to the previously issued IFRS 9. The new hedge accounting model will align hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met but these criteria are based on an economic assessment of the strength of the hedging relationship, which can be determined using internal risk management data. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities and until that project is completed, entities are permitted to continue to apply IAS 39 for all of their hedge accounting.

The standard is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company will be required to adopt this standard.

We are currently assessing the effect of this standard and related amendments on our financial statements.

OUTSTANDING SHARE DATA

As at August 7, 2014, the Company had the following common shares, warrants and stock options outstanding:

Common shares	370,539,244
Warrants*	37,145,000
Stock options*	17,252,430
Fully diluted share capital	424,936,674
*  Each warrant or stock option entitles the holder to acquire one common share of the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2014  that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management Discussion and Analysis (“MD&A”), and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information”, as applicable, within the meaning of securities legislation, including the United  States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or  otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others that: the demand for gold and base metal deposits will develop as anticipated;  the price of gold will remain at levels that will render the Phoenix Gold Project economic; the Company will receive the remaining US$45 million deposit under the Gold Stream Facility;  the Company will meet its gold delivery obligations under the Gold Stream Facility; operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, disturbances by Aboriginal communities, interruption in transportation or utilities, or adverse weather conditions; the Company will meet its estimated timeline for the development of the Phoenix Gold Project; the Company will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the New PEA  will be realized;  the Company will be able to obtain additional financing for its development, construction and other needs; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may need to be incurred in respect of the Phoenix Gold Project.

The Technical Report is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources

RUBICON MINERALS CORPORATION – MD&A – June 30, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

 referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements include, but are not limited to statements regarding the Company’s expectations regarding receipt of the remaining US$45 million deposit under the Gold Stream Facility and its ability to meet its gold delivery obligations thereunder, the Company’s plans in respect of the development of the Phoenix Gold Property (as  hereinafter defined), costs and timing of the development of new deposits, success of exploration and development activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses and title disputes or claims. In certain cases, forward-looking statements can be identified by the use of words such as “seeks”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “targeting”, “estimates”, “forecasts”, “look forward”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “will be taken”, “occur” or “be  achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations and studies; changes in new mineral resource models and revised geological interpretations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities due to poor ground conditions or other factors. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled “Risks and Uncertainties” in this MD&A.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This MD&A uses the terms “indicated mineral resources” and “inferred resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

APPROVAL

The Board of Directors, upon the recommendation of the Audit Committee, has approved the disclosure contained in this MD&A.